UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Scottish Re Group Ltd.
(Name of Issuer)

Ordinary Shares (par value $0.01 per share)
(Title of Class of Securities)

G73537410
(CUSIP Number)

May 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73537410	Page 2 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON R3 Capital Partners Master, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 8,933,747 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,933,747

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,933,747

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.06%

12	TYPE OF REPORTING PERSON* PN

CUSIP No. G73537410	Page 3 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON R3 Capital GenPar MGP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 8,933,747 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,933,747

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,933,747

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.06%

12	TYPE OF REPORTING PERSON* CO

CUSIP No. G73537410	Page 4 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON R3 Capital Principal Investors GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 8,933,747 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,933,747

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,933,747

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.06%

12	TYPE OF REPORTING PERSON* CO

CUSIP No. G73537410	Page 5 of 10 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON Richard M. Rieder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER 8,933,747 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 8,933,747

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,933,747

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.06%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. G73537410	Page 6 of 10 Pages

SCHEDULE 13G

Item 1(a).	Name of the Issuer:
Scottish Re Group Ltd., a Cayman Islands corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
This principal executive office of Scottish Re Group Ltd. is P.O. Box HM 2939, Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton HM08, Bermuda.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by R3 Capital Partners Master, L.P. (the “R3 Fund”), an investment fund, R3 Capital GenPar MGP, Ltd. (“R3 MGP”), the general partner of the R3 Master, R3 Capital Principal Investors GenPar, LLC (“R3 Principal”), the sole voting shareholder of R3 MGP, and Richard M. Rieder, the managing member of R3 Principal.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The principal business address for R3 Master, R3 MGP, R3 Principal and Mr. Rieder is 1271 Avenue of the Americas, New York, New York 10020.

Item 2(c).	Citizenship:
R3 Master is a Cayman Islands exempted limited partnership. R3 MGP is a Cayman Islands corporation. R3 Principal is a Delaware limited liability company. Mr. Rieder is a United States citizen.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value $0.01 per share

Item 2(e).	CUSIP Number:
G73537410

Item 3.	If this statement is filed pursuant to Rules 13d–1(b), or 13d–2(b) or (c), check whether the person filing is a:

CUSIP No. G73537410	Page 7 of 10 Pages

SCHEDULE 13G

(a)    ☐      Broker or dealer registered under section 15 of the Act;

(b)    ☐      Bank as defined in section 3(a)(6) of the Act;

(c)    ☐      Insurance company as defined in section 3(a)(19) of the Act;

(d)    ☐      Investment company registered under section 8 of the Investment Company
                   Act of 1940;

(e)    ☐      An investment adviser in accordance with Rule 13d–  1(b)(1)(ii)(E);

(f)    ☐       An employee benefit plan or endowment fund in accordance with Rule
                    13d–1(b)(1)(ii)(F);

(g)    ☐      A parent holding company or control person in accordance with Rule
                    13d–1(b)(1)(ii)(G) (Note: See Item 7);

(h)    ☐      A savings association as defined in section 3(b) of the Federal Deposit
                    Insurance Act;

(i)    ☐       A church plan that is excluded from the definition of an  investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)    ☐       Group, in accordance with Rule 13d–1(b)(1)(ii)(H).

Item 4.	Ownership.
(a) Amount beneficially owned: R3 Master – 8,933,747 R3 MGP – 8,933,747 R3 Principal – 8,933,747 Richard M. Rieder – 8,933,747
(b) Percent of class: R3 Master – 13.06% R3 MGP – 13.06% R3 Principal – 13.06% Richard M. Rieder – 13.06%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: R3 Master – 0 R3 MGP – 0 R3 Principal – 0 Richard M. Rieder – 0
(ii) Shared power to vote or to direct the vote: R3 Master – 8,933,747 R3 MGP – 8,933,747 R3 Principal – 8,933,747 Richard M. Rieder – 8,933,747

CUSIP No. G73537410	Page 8 of 10 Pages

SCHEDULE 13G

(iii) Sole power to dispose or to direct the disposition of: R3 Master – 0 R3 MGP – 0 R3 Principal – 0 Richard M. Rieder – 0
(iv) Shared power to dispose or to direct the disposition of: R3 Master – 8,933,747 R3 MGP – 8,933,747 R3 Principal – 8,933,747 Richard M. Rieder – 8,933,747
Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

Each of the undersigned hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G73537410	Page 9 of 10 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R3 Capital Partners Master, L.P.
By:	R3 Capital GenPar MGP, Ltd., its General Partner
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

R3 Capital GenPar MGP, Ltd.
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

R3 Capital Principal Investors GenPar, LLC
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

Richard M. Rieder
/s/ Richard M. Rieder
Richard M. Rieder

June 9, 2008

CUSIP No. N07045102	Page 10 of 10 Pages

SCHEDULE 13G

EXHIBIT A

The undersigned agree that this Schedule 13G relating to the Ordinary Shares (par value $0.01 per share) of Scottish Re Group Ltd. shall be filed on behalf of the undersigned.

R3 Capital Partners Master, L.P.
By:	R3 Capital GenPar MGP, Ltd., its General Partner
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

R3 Capital GenPar MGP, Ltd.
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

R3 Capital Principal Investors GenPar, LLC
By:	/s/ Paul H. Tice
Name: Paul H. Tice Title: Vice-President

Richard M. Rieder
/s/ Richard M. Rieder
Richard M. Rieder

June 9, 2008